November 15, 2019

Pei Xu
Chief Financial Officer
Zhongchao Inc.
Nanxi Creative Center, Suite 218
841 Yan' An Middle Road
Jing' An District
Shanghai, China 200040

       Re: Zhongchao Inc.
           Draft Registration Statement on Form F-1/A
           Amended on November 6, 2019
           CIK 0001785566

Dear Ms. Xu:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement Filed November 6, 2019

Consolidated Statements of Income and and Comprehensive Income, page F-4

1. Please revise your earnings per share here and elsewhere throughout the filing to round it to the nearest whole cent.
Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2019 and 2018
2. Summary of Signficant Accounting Policies
(c) Revenue recognition , page F-43

2. You indicated that for contracts engaged with non-for-profit organizations ("NFP"), you
 Pei Xu
Zhongchao Inc.
November 15, 2019
Page 2
       provide assistance in operation of patient aid projects and training courses and materials to doctors. We further note on page 68 that you also establish individual websites for these customers. Please quantify the amount of revenue recognized under these arrangements during 2018 and the most recent interim period presented. To the extent these revenues are material to any of the periods presented, please address the following:
         Explain how you determined that the individual services provided under these arrangements should be combined into a single performance obligation. Please refer to ASC 606-10-25-14 through 25-22.
         Disclose if these arrangements are typically structured as fixed price contracts or if the transaction price includes any variable consideration. Please refer to ASC 606-
           10-50-17.
         Tell us the time period over which you typically recognize revenues for these arrangements.

       You may contact Christie Wong, Staff Accountant, at 202-551-3684, or Lisa Etheredge,
Staff Accountant, at 202-551-3424, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or
Celeste Murphy, Legal Branch Chief, at 202-551-3257, with any other questions.



                                                             Sincerely,
FirstName LastNamePei Xu
                                                             Division of
Corporation Finance
Comapany NameZhongchao Inc.
                                                             Office of Trade &
Services
November 15, 2019 Page 2
cc:       Arila Zhou
FirstName LastName